SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND
  (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                (Amendment No. )*

Revenue Properties Company Limited
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

761389402
(CUSIP Number)

Michael Katz, Esq., 2 American Lane, Greenwich, Connecticut 06836-2571, Tel:
(203) 862-8000 Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 1999
(Date of Event which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of
securities, and for  any  subsequent   amendment   containing   information
which  would  alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 11 Pages)


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CUSIP No. 761389402
Page 11 of 11


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Paloma Partners L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

         7,735,518

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

         7,735,518

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,735,518

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.56%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Capital Preservation Partners L.L.C.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  97,681

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  97,681

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  97,681

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.13%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  S. Donald Sussman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

         7,833,199

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

         7,833,199

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,833,199

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.67%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        Name of Issuer:

                  Revenue Properties Company Limited (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  131 Bloor Street West
                  Suite 300
                  Toronto, Ontario M5S 1R1

Item 2(a).        Name of Persons Filing:

         The names of the persons  filing this  statement  on Schedule 13G are:
         Paloma  Partners   L.L.C.,  a  Delaware   limited   liability company
         ("Paloma"),  CapitalPreservation  Partners L.L.C., a Delaware limited
         liability  company("CPP")  and  S.  Donald  Sussman  (together,   the
         "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

         The principal business address for Paloma, CPP and Mr. Sussman is 2 American Lane, Greenwich, Connecticut 06836-2571.

Item 2(c).        Citizenship:

                  Each of Paloma and CPP is a Delaware limited liability company. Mr. Sussman is a citizen of the United States.

Item 2(d).        Title of Class of Securities

                  Common Stock, no par value (the "Common Stock").

Item 2(e).        CUSIP Number: 761389402

Item 3. If This Statement is Filed  Pursuant to Rule  13d-1(b),  or 13d-2(b) or
(c), Check Whether the Person Filing is a:

          (a) |_| Broker or dealerregistered  under Section 15 of the Exchange
Act.

          (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) |_| Insurance company defined in Section 3(a)(19)of the Exchange Act.

          (d) |_| Investment company registered under Section 8 of the Investment Company Act.

          (e)   |_|   An investment    adviser   in   accordance   with   Rule
13d-1(b)(1)(ii)(E).

          (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   The Reporting Persons beneficially own debentures
                   convertible into   6,888,699   shares  of  Common
                   Stock  and   warrants convertible into 944,500 shares
                   of Common Stock.

          (b)      Percent of class:

                   Paloma's aggregate   beneficial   ownership  of  debentures
                   convertible into 6,791,018 shares of Common Stock and warrants convertible into 944,500 shares of Common Stock constitutes 9.56% of all of the outstanding shares of Common Stock.

                   CPP's aggregate beneficial ownership of debentures convertible into 97,681 shares of Common Stock constitutes 0.13% of all of the outstanding shares of Common Stock.

                   S.  Donald Sussman's  aggregate beneficial   ownership  of
                   debentures convertible into 6,888,699 shares of Common Stock and warrants convertible into 944,500 shares of Common Stock constitutes 9.67% of all of the outstanding shares of Common Stock.

                   Together, the Reporting Persons have beneficial ownership of debentures convertible into 6,888,699 shares of Common Stock and warrants convertible into 944,500 shares of Common Stock constituting 9.67% of all of the outstanding shares of Common Stock.

          (c) Number of shares as to which such person has:

                   (i)  Sole power to vote or to direct the vote

                        Paloma has the sole power to vote or direct the vote of 7,735,518 shares of Common Stock.

                        CPP has the sole power to vote or direct the vote of 97,681 shares of Common Stock.

                        S. Donald Sussman has the sole power to vote or direct the vote of 7,833,191 shares of Common Stock.

                   (ii) Shared power to vote or to direct the vote

                        Not applicable.

                   (iii) Sole power to dispose or to direct the disposition of

                        Paloma has the sole power to dispose or direct the disposition of 7,735,518 shares of Common Stock.

                        CPP has the sole power to dispose or direct the disposition of 97,681 shares of Common Stock.

                        S. Donald Sussman has the sole power to dispose or direct the disposition of 7,833,191 shares of Common Stock.

                   (iv) Shared power to dispose or to direct the disposition of

                   Not applicable.

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6.   Ownership of More than Five Percent on Behalf of Anther Person.

                   Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                   Paloma owns its securities through its subsidiary, Sunrise Partners L.L.C., a Delaware limited liability company.

Item 8.   Identification and Classification of Members of the Group.

                   See Exhibit B attached hereto.

Item 9.   Notice of Dissolution of Group.

                   Not applicable.



Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:             March __, 1999

                   PALOMA PARTNERS L.L.C.

                   By:              Paloma Partners Company L.L.C.
                                    Managing Member


                                    By:
                                            Michael J. Berner,
                                            Vice President



                   CAPITAL PRESERVATION PARTNERS L.L.C.


                   By:              Paloma Partners Company L.L.C.
                                    Managing Member


                                    By:
                                            Michael J. Berner,
                                            Vice President




                                    S. Donald Sussman

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock, no par value, of Revenue Properties Company Limited dated March __, 1999 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:             March   , 1999

                   PALOMA PARTNERS L.L.C.

                   By:              Paloma Partners Company L.L.C.
                                    Managing Member


                                    By:
Michael J. Berner,
                                            Vice President



                   CAPITAL PRESERVATION PARTNERS L.L.C.


                   By:              Paloma Partners Company L.L.C.
                                    Managing Member


                                    By:
                                            Michael J. Berner,
                                            Vice President




                                    S. Donald Sussman

                                    EXHIBIT B

                     IDENTIFICATION OF MEMBERS OF THE GROUP




Paloma Partners L.L.C.
Capital Preservation Partners L.L.C.
S. Donald Sussman